1

Exhibit 99.1
MARKET RELEASE
Logistical arrangements for the Sibanye-Stillwater Annual General Meeting
Johannesburg, 19 May 2020: Shareholders are referred to the announcement issued on Wednesday,
22 April 2020 advising shareholders, inter alia, of the date, time and link to the Group’s upcoming
Annual General Meeting (“AGM”).

The AGM for the year ended 31 December 2019 will be held entirely by utilising electronic communication and electronic platforms, on 26 May 2020 at 09:00 (CAT) by utilising the link below and by following the relevant steps:
https://bit.ly/39st1Ms

Steps to follow:
  ·
Type or copy the link in your internet browser
  ·
Click “join on web instead / open Microsoft Teams”
  ·
Click on “join now”
  ·
Mute microphone
As noted in previous communication, the reason for holding the AGM electronically is as a result of the COVID-
19 virus outbreak and the resultant health distancing imperatives, legal restrictions and official advice on gatherings and movement.

Shareholders wishing to participate in the AGM are requested to submit notification of their intent (the Electronic
Notice) by email to the Group at lerato.matlosa@sibanyestillwater.com or proxy@computershare.co.za or post to Computershare: Private Bag X9000, Saxonwold, 2132 as soon as possible and by no later than
09h00 on Friday, 22 May 2020 that they wish to participate via electronic communication at the AGM.
For the Electronic Notice to be valid, it must contain:
  ·
If the shareholder is an individual: a certified copy of his/ her original identity document and/or passport and/or driver's licence
  ·
If the shareholder is not an individual, a certified copy of a resolution by the relevant entity and a certified copy of the identity documents and/or passports of the persons who passed the relevant resolution, which resolution must set out who from the relevant entity is authorised to represent the relevant entity at the AGM via electronic participation
  ·
A valid email address and/or mobile telephone number (the contact email address / number)
By providing the forms of identification, participants hereby give the Group the right to use this personal data for the purpose of the AGM.
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Any shareholder or proxy who does not send an Electronic Notice by 09h00 on Friday, May 22, 2020, may still participate via electronic communication at the AGM by emailing the Electronic Notice at any time but not later than 08h30 on Tuesday May 26, 2020, prior to the commencement of the AGM. However, for the purpose of effective administration, shareholders and their proxies are strongly urged to send the Electronic Notice by
09h00 on Friday, 22 May 2020.

The electronic communication employed will enable all persons participating in the meeting to communicate concurrently with one another without an intermediary and to participate reasonably effectively in the meeting.
Voting of shares will be possible via electronic communication. Shareholders who have submitted their Electronic
Notice will be provided with the link, username and password for them to access the platform for voting and asking questions. Once the meeting has commenced, participants who have logged in using their username and password will be able to vote and ask questions through the application that will be opened during the meeting.
Certificated shareholders or dematerialised shareholders with “own-name” registration, and who are entitled to attend and vote at the AGM, are entitled to appoint one or more proxies to attend, speak and vote in their stead. A proxy need not be a shareholder and shall be entitled to vote on a poll. It is required that proxy forms be forwarded to reach the transfer secretaries in South Africa or the United
Kingdom by no later than 09h00 on Friday, 22 May 2020, being the last practicable and reasonable date for the Company to verify the identity of shareholders and their proxies who wish to participate by electronic communication in the AGM.

Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with “own-name” registration, should contact their Central Securities
Depository Participant (CSDP) or broker in the manner and within the time stipulated in the agreement entered into between them and their CSDP or broker:
  ·
to furnish them with their voting instructions or
  ·
in the event that they wish to participate in the AGM, to obtain the necessary letter of representation to do so

Aside from the costs incurred by Sibanye-Stillwater as a result of hosting the AGM by way of a remote interactive electronic platform, shareholders will be liable for their own network charges in relation to electronic participation in and/or voting at the AGM. Any such charges will not be for the account of
Sibanye-Stillwater, Computershare Investor Services Proprietary Limited and or Lumi Technologies SA
Proprietary Limited. Sibanye-Stillwater, Computershare Investor Services Proprietary Limited and or Lumi
Technologies SA Proprietary Limited cannot be held accountable in the case of loss of network connectivity or other network failure due to insufficient airtime, internet connectivity, internet bandwidth and/or power outages which prevents any such shareholder from participating in and/or voting at the AGM.

For AGM related support on the day of the meeting please call +27 (0)800 333 461 or +27 (0)11 278
9700 or email: lerato.matlosa@sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South
Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report
2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).